July 20, 2009

VIA EDGAR AND FACSIMILE

J. Nolan McWilliams, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington D.C. 20549

Re:	Tyson Foods, Inc.
Registration Statement on Form S-4
File No. 333-160283

Dear Mr. McWilliams:

The undersigned respectively requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 a.m. (Eastern Time) on Wednesday, July 22, 2009, or as soon thereafter as practicable.

Tyson Foods, Inc. (the “Company”) hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tyson Foods, Inc.

By:	/s/ Dennis Leatherby
Name:	Dennis Leatherby
Title:	Executive Vice President and Chief Financial Officer